SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE GENERAL MEETING OF COMPANHIA SIDERÚRGICA NACIONAL’S BOARD OF DIRECTORS HELD ON JULY 27, 2004, WRITTEN AS A SUMMARY.

NIRE: 33300011595

1.	Date: July 27, 2004

2.	Time: 9:30 am

3.	Place: Av. Presidente Juscelino Kubitschek, n° 1830, Torre I, 14° andar, São Paulo, SP.

4.

Attendance: Benjamin Steinbruch (President), Antonio Francisco dos Santos, Fernando Perrone, Mauro Molchansky, Darc Antonio da Luz Costa, Yoshiaki Nakano, Dionísio Dias Carneiro and César Augusto Fogarin (Secretary of the Meeting).

6.

Business Resolved: 6.1 – Approval of the Financial Results of the Second Quarter of 2004 – The Company’s Board of Directors (“Board”), unanimously, approved the financial results of the second quarter of 2004 to be disclosed on July 29, 2004; 6.5 – Decide to extinguish the Branch located in the City of Porto Alegre – The Board approved, unanimously, to extinguish the Branch located in the City of Porto Alegre, State of Rio Grande do Sul, enrolled with the taxpayer register under the number 33.042.730/0012-67; 6.6 – Debentures – As provided for in paragraph 1° of article 59 of law 6.404/76, the Board unanimously approved the issuance of debentures by the Company and the placement of such debentures in the national capital market, such that the net resources obtained in the distribution of the debentures provides the Company with additional liquidity. The total amount of the issuance should be up to R$750.000.000,00 (seven hundred fifty million reais) on the date of issuance, with the following characteristics: (i) Maturity Date: 5 (five) years; (ii) Series: one sole series; (iii) Classification: nominative, book debentures, not convertible into shares; (iv) Kind: unsecured creditor (quirografárias); (v) Compensation: to be defined in accordance with the bookbuilding procedure to be organized by the issuance coordinator leader and ratified by the Board at a rate determined from the variation from 103% up to 108% from the average daily rates of Interbank Deposits, "over extra-group", expressed as a yearly percentage, 252 (two hundred and fifty-two) business days basis, calculated and published daily by the Center for the Custody and Financial Settlements of Securities (Central de Custódia e de Liquidação Financeira de Títulos (“CETIP”)) ("DI Rate") in the daily informative, available in CETIP’s web site and in the gazette (Gazeta Mercantil); (vi) Payment of the Compensation: semiannual; (vii) Payment of the Principal: on the maturity date; (viii) Early Redemption: there shall not be early redemption; (ix) Repricing: there shall be no repricing; (x) Manner of Subscription and Payment in full: the debentures shall be subscribed using the CETIP procedures and paid in full in cash in national legal tender upon subscription; (xi) Subscription Price: the debentures shall be subscribed by their par value, added by the respective compensation calculated pro rata temporis as of the date of issuance until payment in full; (xii) Manner of Placement: the debentures shall be distributed in the open market, by means of financial institutions that belong to the securities distribution system; (xiii) System of Placement: the Company’s Board of Officers is authorized to contract the issuance coordinators and to enter into a coordination agreement under a best efforts system; and (xiv) Issuance Coordinator: Banco Pactual S.A., which will invite Banco Itaú BBA S.A., Banco Santander Brasil S.A. and BB Banco de Investimentos S.A. to participate of the debentures distribution system as hired issuance coordinators. The Board of Officers is authorized to perform all acts required to issue the debentures, including negotiate additional conditions for the debentures and its distribution, contract other financial institutions, other than those indicated above, and to execute a deed of issuance of debentures, the coordination agreement, and any other instrument required or related to the issuance of debentures. 6.7 Buy Back of Shares – The Board approved, unanimously, new buy back of up 7,200,000 common shares in order to remain in treasury and subsequent sale or cancellation, in compliance with the Article 3° of CVM Instruction No. 10/80, through negotiation in Bolsa de Valores de São Paulo - BOVESPA ("Bovespa"), within a three-months period as of August 2, 2004, terminating on November 1, 2004, by means of the following stock brokers: Itaú S.A. Corretora de Valores S.A., Pactual CTVM S.A. and Credit Suisse First Boston CTVM S.A. The purchase price of the common shares shall not be higher than its market price in Bovespa. The amount of the Free Float (excluding the shares held by the controlling shareholder) in accordance with the applicable law, is of 153,568,682 common shares. The Board authorized the Board of Officers to perform all acts required to carry out such deliberation. I certify that the resolutions transcribed hereunder are true to the original of the minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________
César Augusto Fogarin
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.